EXHIBIT 99.2

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Immediate Report - Hearing to Determine the Format for Assessing Margin Squeeze

On 17 November, 2014, in the late evening hours, the company received a hearing document from the Ministry of Communication concerning the determining of a format for assessing the "margin squeeze" by the owners of the broadband communications landline infrastructure.

The purpose of the hearing was to set the policy and control measures for preventing “margin squeeze” – a situation in which the infrastructure owner lowers its retail prices and reduces the margin between his retail prices and the wholesale price of the use of the infrastructure purchased by the service providers to a level that erodes the profit of the service providers, making their continued operation uneconomical.

In accordance with the hearing, the infrastructure owners will be required to submit any marketing proposal for the examination of the Ministry of Communications, and within 14 days the Ministry of Communications will notify the infrastructure owner whether he is forbidden to market the proposed package due to fears of margin squeeze. The company must respond to the hearing document by 2 December 2014.

The company is studying the hearing document and at this stage is unable to assess its impact.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.